Exhibit 99.3

CONSENT OF WILLIAM I. CAMPBELL

As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named as a Director Nominee in the Registration Statement on Form S-1 of Eucrates Biomedical Acquisition Corp. (the “Company”), originally filed on October 2, 2020, and any and all amendments thereto, registering securities for issuance in the Company’s initial public offering.

Dated: October 5, 2020

/s/ William I. Campbell
William I. Campbell